EXHIBIT 8.1

Principal Subsidiaries of Dunxin Financial Holdings Limited

Subsidiaries:

•	True Silver Limited, a British Virgin Islands company
•	Chutian Financial Holdings (Hong Kong) Limited, a Hong Kong company
•	Hong Kong Four Divisions International Limited, a Hong Kong company
•	Hong Kong Three Entities Digital Technology Limited, a Hong Kong company
•	Hong Kong YiYou Digital Technology Co., Ltd., a Hong Kong company
•	Shenzhen Four Divisions Global Industrial Operation Co., Ltd., a PRC company
•	Wuhan Chutian Investment Holding Ltd, a PRC company

Variable Interest Entity:

•	Hubei Chutian Microfinance Co., Ltd., a PRC company